                      [SEAWRIGHT HOLDINGS, INC. LETTERHEAD]





                                 October 6, 2005


George F. Ohsiek, Jr.
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     RE:  SEAWRIGHT HOLDINGS, INC.
          FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2004 (FILED APRIL 15, 2005);
          FORMS 10-QSB FOR FISCAL QUARTERS ENDED MARCH 31, 2005 AND JUNE 30, 2005 (FILED MAY 23, 2005 AND AUGUST 22, 2005,
          RESPECTIVELY); FILE NO. 333-56848

Dear Mr. Ohsiek:

     This letter sets forth the response of Seawright Holdings, Inc. ("SEAWRIGHT") to the comments contained in a letter from you dated September 13, 2005 (the "COMMENT LETTER"), regarding Seawright's Form 10-KSB for fiscal year ended December 31, 2004 filed on April 15, 2005, Form 10-QSB for fiscal quarter ended March 31, 2005 filed on May 23, 2005, and Form 10-QSB for fiscal quarter ended June 30, 2005 filed on August 22, 2005.

     Set forth below are Seawright's point-by-point responses to the Comment Letter.

FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2004
---------------------------------------------------

Item 8A.  Controls and Procedures, page 23
------------------------------------------

1. IN FUTURE FILINGS, PLEASE REVISE YOUR DISCLOSURE REGARDING CHANGES TO INTERNAL CONTROLS OVER FINANCIAL REPORTING TO IDENTIFY "ANY CHANGES," NOT JUST "SIGNIFICANT" CHANGES THAT HAVE MATERIALLY AFFECTED, OR ARE REASONABLY LIKELY TO MATERIALLY AFFECT, YOUR INTERNAL CONTROLS OVER FINANCIAL REPORTING. SEE ITEM 308(C) OF REGULATION S-B.

     RESPONSE

     Seawright's Form 10-QSB for fiscal quarter ended June 30, 2005 reflects this comment and its future 10-KSB and 10-QSB filings will reflect this comment. See the "Controls and Procedures" section in Seawright's Form 10-QSB for fiscal quarter ended June 30, 2005.

George F. Ohsiek, Jr.
October 6, 2005
Page 2


Notes to Financial Statements
-----------------------------

Note E.  Private Placement and Convertible Promissory Notes Payable, page F-19
------------------------------------------------------------------------------

2. PLEASE TELL US MORE ABOUT HOW YOU ALLOCATED THE PROCEEDS OF YOUR 984 UNITS OF EQUITY AND CONVERTIBLE PROMISSORY NOTES. ENSURE YOUR RESPONSE ADDRESSES HOW YOUR ALLOCATION METHOD COMPLIES WITH THE REQUIREMENT OF PARAGRAPH 5 OF EITF 00-27 THAT YOU ALLOCATE THE PROCEEDS TO THE CONVERTIBLE PROMISSORY NOTES WITH NON-DETACHABLE WARRANTS AND TO THE COMMON STOCK ON A RELATIVE FAIR VALUE BASIS. PLEASE ALSO EXPLAIN YOUR ALLOCATION OF DEBT DISCOUNT TO THE NON-DETACHABLE WARRANTS WITH REFERENCE TO PARAGRAPH 16 OF APB 14.

     RESPONSE

     Seawright allocated the proceeds from the issuance of its 984 units of equity and convertible promissory notes in accordance with EITF 00-27 in the manner set forth on the work paper summarizing the calculation attached hereto as Exhibit A. Seawright's allocation of debt discount to the non-detachable warrants is also explained on Exhibit A.

     Seawright believes its policy of accounting for the units of equity and convertible debentures is reasonable and in accordance with U.S. generally accepted accounting principles.

Note F.  Capital Stock, page F-21
---------------------------------

3. PLEASE EXPLAIN HOW YOU ARRIVED AT THE FAIR VALUE YOU ARE USING ON THE DATE OF ISSUANCE OF YOUR COMMON STOCK IN APRIL 2004 AND YOUR COMMON STOCK ISSUED WITH YOUR PRIVATE PLACEMENT OF YOUR UNITS TO VARIOUS INDIVIDUALS. IN YOUR RESPONSE, TELL US THE BID/ASK PRICE OF YOUR COMMON STOCK AS DETERMINED IN THE OTC BULLETIN BOARD MARKET ON THE DATES OF ISSUANCE OF THE SHARES. QUOTED MARKET PRICE GENERALLY REPRESENTS THE MOST ACCURATE METHOD TO FAIR VALUE STOCK ABSENT COUNTERVAILING FACTORS.

     RESPONSE

     In April 2004, Seawright issued 300,000 of shares of its restricted common stock to a third party in exchange for cash of $90,000. Seawright and the third party agreed in this arm's-length transaction that the market value of the shares in connection with this transaction was $0.30 per share.

     In connection with the private placement, Seawright determined the fair value by using the average closing price of Seawright's common stock as quoted by the OTC-BB from August 15, 2004 through December 15, 2004, which was the period of the placement of the securities. Attached as Exhibit B is a schedule of the average monthly closing prices during such period. The average monthly closing prices utilized did not differ materially from the closing prices on the dates the note proceeds were received by the Company.

George F. Ohsiek, Jr.
October 6, 2005
Page 3


     Seawright believes its policy accounting for the fair value of its equity instruments issued is reasonable and in accordance with U.S. generally accepted accounting principles.

Note I.  Related Party Transactions, page F-25
----------------------------------------------

4. PLEASE TELL US YOUR BASIS IN GAAP FOR PRESENTING OVERPAYMENTS TO THE COMPANY'S PRESIDENT AS "OTHER EXPENSE" VERSUS PRESENTING AMOUNTS AS A CAPITAL DISTRIBUTION OR NOTES RECEIVABLE. YOUR DISCLOSURE INDICATES THAT YOUR EXPECTATION WAS THAT THE OVERPAYMENTS WOULD BE RECOVERED. SEE SAB TOPICS 4:E AND 4:G. REVISE YOUR FORM 10-KSB AND YOUR FORM 10-QSB FOR THE QUARTER ENDED JUNE 30, 2005 ACCORDINGLY, OR TELL US WHY NO REVISION IS NECESSARY.

     RESPONSE

     From Seawright's inception through June 2004, Seawright's President advanced cash to Seawright in return for notes valued at approximately $328,000. These cash advances were made to fund Seawright's general operating expenses. Shortly after Seawright began receiving proceeds from its private placement, Seawright began to pay the amounts owed on the notes to its President. Due to a miscalculation, Seawright repaid an amount in excess of the amount it owed on the notes totaling $194,500. This overpayment was discovered in January 2005 and Seawright's President has subsequently repaid Seawright $140,000 of the overpayment. Seawright's President intends to repay Seawright the remaining balance of the overpayment by December 31, 2005.

     Seawright did not account for this overpayment as a capital distribution or as notes receivable because there is no formal documented support for either treatment. Seawright's Board of Directors did not authorize a capital distribution to the President, nor did Seawright enter into a loan agreement with Seawright's President. As a result, the Company believes SAB 4:E and 4:G are not applicable in connection with the overpayment to Seawright's President .

     While the overpayment at issue was made due to a miscalculation in the amount owed to Seawright's President and not as a means to provide the President with excess compensation, due to the President's positions in Seawright as the controlling stockholder, a director and chief executive officer, Seawright believes it is more appropriate to treat the overpayment as an other expense. As a result of the influence Seawright's President holds over the day-to-day operations and the major actions of Seawright, the President can set his level of compensation, including, but not limited to, compensation in excess of agreed upon amounts. In addition, while the President intends to repay the remaining amount he owes Seawright, the President can cause Seawright to waive this repayment.

     Seawright believes its policy accounting for compensation is reasonable and in accordance with U.S. generally accepted accounting principles.

George F. Ohsiek, Jr.
October 6, 2005
Page 4


Note K.  Per Share, page F-25
-----------------------------

5. PLEASE DISCLOSE THOSE SECURITIES THAT COULD POTENTIALLY DILUTE BASIC LOSS PER SHARE NOT INCLUDED IN THE COMPUTATION. SEE PARAGRAPH 40(C) OF SFAS 128.

     RESPONSE

     The number of Seawright's securities that could potentially dilute basic loss per share that were not included in the computation is approximately 76,650 shares of Seawright's common stock, which increases the number of shares of Seawright's common stock in 2003 by approximately 1.5%.

     Seawright's future filings will include such securities in its disclosure as required by generally accepted accounting principles.

FORM 10-QSB FOR FISCAL QUARTER ENDED JUNE 30, 2005
--------------------------------------------------

Condensed Consolidated Statements of Cash Flows, page 7
-------------------------------------------------------

6. TELL US HOW YOU CALCULATED CASH FLOWS FROM INVESTING ACTIVITIES FOR THE SIX MONTHS ENDED JUNE 30, 2005. IT APPEARS THAT YOU HAVE INCLUDED PROCEEDS FROM SALES OF TRADING SECURITIES IN INVESTING ACTIVITIES, RATHER THAN IN OPERATING ACTIVITIES AS REQUIRED BY PARAGRAPH 18 OF SFAS 115. PLEASE ADVISE OR REVISE, AS NECESSARY.

     RESPONSE

     In calculating cash flows from investing activities, Seawright included the proceeds from sales of trading securities. In future filings, Seawright will classify proceeds from the sales of trading securities as operating activities.

                                    * * * * *

     Seawright acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or comments please call me at (703) 340-1629 at your earliest convenience.

                                              Very truly yours,

                                              /s/ Joel P. Sens

                                              Joel P. Sens
                                              Chief Executive Officer


cc:  Charles A. Sweet

                                    Exhibit A
                                    ---------

CONVERTIBLE DEBENTURES ISSUED IN 2004:

WARRANTS:
                    WARRANTS
                  (ISSUED TO)     # ISSUED    ISSUE DATE     FAIR VALUE
                  -----------     --------    ----------     ----------
                  Noteholders      107,400     8/15/2004       97,637
                  Noteholders       44,200     9/15/2004       40,364
                  Noteholders       49,600    10/15/2004       45,096
                  Noteholders       87,400    11/15/2004       79,464
                  Noteholders        6,600    12/15/2004        6,001
                  -----------    ---------    ----------     --------
                                   295,200                    268,562

NOTES:
                                                         CONVERTIBLE     FV OF
                                FMV OF     CONVERSION        INTO        COMMON
DATE              AMOUNT        STOCK        PRICE       # OF SHARES     STOCK

8/15/2004      $ 537,000.00     $ 1.01       $ 0.85         631,765      638,082
9/15/2004      $ 221,000.00     $ 1.05       $ 0.85         260,000      273,000
10/15/2004     $ 248,000.00     $ 0.90       $ 0.85         291,765      262,588
11/15/2004     $ 437,000.00     $ 0.90       $ 0.85         514,118      462,706
12/15/2004     $  33,000.00     $ 0.90       $ 0.85          38,824       34,941
----------     ------------     ------                    ---------    ---------
               $  1,476,000     $ 0.95                    1,736,471    1,671,318


EITF 00-27 ISSUE 1:                                                  AVERAGE
------------------                                                   RATIO OF
                                                                 RELATIVE VALUES
                                                                 ---------------
FAIR VALUE OF CONVERTIBLE DEBT ON
COMMITMENT DATE:                              $ 1,476,000                0.86
FAIR VALUE OF WARRANTS ON COMMITMENT DATE:    $   268,562                0.14

ALLOCATION OF PROCEEDS:
DETACHED WARRANTS:                            $   205,365
CONVERTIBLE DEBT:                             $ 1,269,360
                                              -----------
                                              $ 1,474,725

DEBT DISCOUNTS - DETACHED WARRANTS:
               DR. DEBT DISCOUNT - WARRANT    $   205,365
               CR. APIC                                           $   205,365

EFFECTIVE CONVERSION PRICE:
ALLOCATED PROCEEDS                            $ 1,269,360
NUMBER OF SHARES TO BE RECEIVED UPON
CONVERSION:                                     1,736,471

EFFECTIVE CONVERSION PRICE:                   $      0.73

INTRINSIC VALUE OF CONVERSION OPTION
(BENEFICIAL CONVERSION FEATURE)               $   402,860


DEBT DISCOUNTS - BCF:
               DR. DEBT DISCOUNT - BCF        $   402,860
               CR. APIC                                           $   402,860

TOTAL DEBT DISCOUNT                           $   608,225

                                    Exhibit B
                                    ---------

    Date         Open         High          Low         Close     Adj. Close
    ----         ----         ----          ---         -----     ----------
  Dec-04          0.9          0.9          0.9           0.9            0.9
  Nov-04          0.9          0.9          0.9           0.9            0.9
  Oct-04         1.01         1.01          0.9           0.9            0.9
  Sep-04         1.01         1.15         1.01          1.05           1.05
  Aug-04         1.01         1.01          0.6          1.01           1.01